082-03580

07026428

NEWS RELEASE
PURE DIAMONDS EXPLORATION INC.

1255 West Pender Street, Vancouver, B.C. V6E 2V1
Tel.: (604) 687-2038 / Fax.: (604) 687-3141

RECEIVED
2007 AUG 31 A 8:42

August 28, 2007 TSX Symbol:PUG

CHANGE IN YEAR END

Pure Diamonds Exploration Inc. ("**Pure Diamonds**" or the "**Company**") is pleased to announce that the Company intends to change its financial year end and the financial year end of its wholly-owned subsidiaries, Pure Diamonds Exploration (Alberta) Inc. and Pure Diamonds Exploration (NWT) Inc., from May 31 to March 31, in accordance with the requirements of National Instrument 51-102. The Company decided to change its financial year end and the financial year end of its wholly owned subsidiaries to better facilitate the Company's annual audit and financial reporting deadlines.

With respect thereto:

(a) The Company has sought and obtained the approval of Canada Revenue Agency and the directors of the Company have approved the proposed change.

(b) The Company's current financial year end is May 31, 2007.

(c) The Company's proposed financial year end will be March 31, 2008.

(d) During the transition year, the company's interim financial statements will be prepared for the 3 months ended August 31, 2007, 6 months ended November 30, 2007 and 9 months ended February 29, 2008. The comparative periods will be the 3 months ended August 31, 2006, 6 months ended November 30, 2006 and 9 months ended February 28, 2007. The Company will prepare annual financial statements for the 10 months ended March 31, 2008 with the comparative year ended Mary 31, 2007.

(e) During the subsequent fiscal year, the Company's interim financial statements will be prepared for the 3 months ended June 30, 2008, 6 months ended September 30, 2008 and 9 months ended December 31, 2008. The comparative periods will be the 3 months ended August 31, 2007, 6 months ended November 30, 2007 and 9 months ended February 28, 2008. The Company will prepare annual financial statements for the year ended March 31, 2009 with the comparative 10 months ended March 31, 2008.

For further information, please contact:

SUPPL

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

Gordon Keevil – President
(604) 687-2038 or visit our website at www.pure-diamonds.ca

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration and development activities and events or developments that the Company expects, are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and development successes, continued availability of capital and financing, and general economic, market or business conditions. Please see our public filings at www.sedar.com for further information.

dlw 9/17

PURE DIAMONDS
EXPLORATION INC. T.PUG

Fax: 1-202-777-1030

To: Securities & Exchange Commission – Washington, D.C.

Attention: Compliance

From: Debra Watkins

Re: Pure Diamonds News Release

STRICTLY CONFIDENTIAL

Please deliver to the addressee immediately

PLEASE FIND ATTACHED LATEST NEWS RELEASE

Re: File No: 82-3520

1255 West Pender Street
Vancouver, B.C. Canada V6E 2V1
Phone: 604-687-2038 Fax: 604-687-3141

END